SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from December 30, 2003 to December 31, 2003

Commission file number 1-6948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPX Corporation Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation Savings Plan

Financial Report

December 31, 2003

SPX Corporation Savings Plan

Independent Auditor’s Report

To the SPX Corporation Retirement and Welfare

Plan Administrative Committee

We have audited the accompanying statement of net assets available for benefits of SPX Corporation Savings Plan as of December 31, 2003 and December 30, 2003 and the related statement of changes in net assets available for benefits for the one-day period ended December 31, 2003 and the year ended December 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and December 30, 2003 and the changes in net assets available for benefits for the one-day period ended December 31, 2003 and the year ended December 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC
Southfield, Michigan
June 11, 2004

SPX Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31, 2003	December 30, 2003
Assets - Participant-directed investments at fair value - Interest in the SPX Corporation Savings Trust (Note 3)	$11,095,773	$11,082,580

See Notes to Financial Statements.

SPX Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

	One-day Period Ended December 31, 2003	Year Ended December 30, 2003
Additions
Investment gain from interest in the SPX Corporation Savings Trust (Note 3)	$13,193	$1,622,309
Contributions:
Employee	—	1,575,007
Employer	—	411,722

Total contributions	—	1,986,729

Assets transferred from other plans	—	82,444

Total additions	13,193	3,691,482

Deductions
Distributions to participants	—	655,074
Assets transferred to other plans	—	7,303

Total deductions	—	662,377

Net Increase	13,193	3,029,105

Net Assets Available for Benefits

Beginning of period	11,082,580	8,053,475

End of period	$11,095,773	$11,082,580

See Notes to Financial Statements.

SPX Corporation Savings Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 1 – Plan Description

The following brief description of the SPX Corporation Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General – The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan benefits primarily employees of SPX Corporation (the “Employer” or the “Company”) who are covered by collective bargaining agreements and who have met eligibility requirements.

Contributions – Contributions to the Plan by employees are limited to 17 percent of an employee’s annual before-tax compensation, taking into account the limitations imposed by the Internal Revenue Code. Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Employer contributions are determined based on the participant’s business unit. Generally, Employer-matching contributions are calculated at a rate of $.35 for each $1.00 contributed in a year by a participant. The Employer-matching contribution cannot exceed $750 per participant per year. In addition, the Employer makes contributions to participant accounts at a rate of $.31 for each hour worked.

Participant Accounts – Each participant’s account is credited with the participant’s contribution, the Employer’s matching and supplemental contributions, if any, and an allocation of plan earnings. Allocation of plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balance and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee, including an option to invest in SPX Corporation stock.

Vesting – Vesting in Employer contributions occurs as follows:

Years of Service	Percent Vested
Less than 3	0
3	20
4	40
5	60
6	80
7 or more	100

SPX Corporation Savings Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 1 – Plan Description (Continued)

Forfeitures reduce the Employer’s contributions in the year of forfeiture or future years.

Payment of Benefits – Participants in the Plan are able to receive benefits in a lump sum, monthly or yearly installments, or through annuity payments in the event of death, disability, or termination of employment. In addition, participants are also able to obtain their contributions and/or their pre-tax account balances if, subject to Employer approval, they are able to demonstrate financial hardship, as defined by the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee”).

Loans – A participant in the Plan can borrow from the Plan an amount not to exceed amounts as described in the Plan. The term of the loan may not exceed five years unless the loan is used in the purchase of a primary residence, in which case the term may be for up to 15 years. Loans bear market rates of interest as determined by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Administrative Committee”).

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

Administration – The Plan is administered by the Administrative Committee, which is appointed by the Board of Directors of SPX Corporation.

Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

SPX Corporation Savings Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 2 – Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis.

Assets and Liabilities – Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income, less actual distributions (see Note 3). Guaranteed investment contracts included in the SPX Corporation Master Trust are valued at contract value (which represents contributions made under the contract plus interest at the contract rate, less funds used to pay plan benefits), because the contracts are fully benefit responsive. The interest rates for the periods ending in 2003 range from 4.22 percent to 8.01 percent . The value of participant loans is the face value of the loans outstanding, which approximates fair value.

Changes in Net Assets – Income and expenses are recorded as earned and incurred. Dividend and interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Trustee, investment management, and other administrative expenses were paid by the Master Trust during the one-day period ending December 31, 2003 and are included in determining the overall Master Trust investment income (loss).

Income Tax Status – The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained a determination letter on December 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Since the date of the determination letter, the Plan has been amended and restated. The Employer has applied for a new determination letter and the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Change in Year End - In the current period, the Company changed the Plan’s year end from December 30 to December 31.

SPX Corporation Savings Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 3 – Master Trust Fund

The investments of three qualified plans, including the SPX Corporation Savings Plan and two other plans sponsored by SPX Corporation, are combined in the SPX Corporation Savings Trust. Under the terms of a trust agreement between Fidelity Management Trust Company (the “Bank”) and the Employer, the Bank manages trust funds on behalf of the Plan. The Plan’s assets in the Master Trust represented approximately 1 percent of the total assets in the Master Trust as of December 31, 2003 and December 30, 2003. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The total assets held in the Master Trust at December 31, 2003 and December 30, 2003 are as follows:

	December 31 2003	December 30 2003
Money market fund	$36,806,776	$37,489,914
Common/Collective trust	255	255
Mutual funds	436,372,176	436,609,303
Insurance company general account	147,795,763	147,335,669
Employer securities	161,011,217	160,835,105
Participant loans	18,263,515	18,228,721

Total Master Trust investments	$800,249,702	$800,498,967

SPX Corporation Savings Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 3 – Master Trust Fund (Continued)

The investment income for the Master Trust for the one-day period ended December 31, 2003 and the year ended December 30, 2003 is as follows:

	One-day Period Ended December 31 2003	Year Ended December 30 2003
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$993,762	$83,146,915
Employer securities	(414,515)	62,709,299

Net appreciation	579,247	145,856,214

Interest and dividends	8,490	16,031,944

Net investment income	$587,737	$161,888,158

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION SAVINGS PLAN

	By:	The SPX Administrative Committee

Date: June 24, 2004		By:	/s/ Christopher J. Kearney
Christopher J. Kearney Vice President, Secretary, General Counsel and Member of the SPX Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC